April 5, 2018

James E. O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Balanced Fund, Inc. 033-38791/811-6275

T. Rowe Price Blue Chip Growth Fund, Inc. 033-49581/811-7059

T. Rowe Price Capital Appreciation Fund, Inc. 033-05646/811-4519

T. Rowe Price Capital Appreciation & Income Fund, Inc. 333-219171/811-23212

T. Rowe Price Capital Opportunity Fund, Inc. 033-56015/811-07225

T. Rowe Price Corporate Income Fund, Inc. 033-62275/811-07353

T. Rowe Price Credit Opportunities Fund, Inc. 333-194114/811-22939

T. Rowe Price Diversified Mid-Cap Growth Fund, Inc. 333-109958/811-21454

T. Rowe Price Dividend Growth Fund, Inc. 033-49187/811-7055

T. Rowe Price Equity Income Fund, Inc. 033-00070/811-4400

T. Rowe Price Equity Series, Inc. 033-52161/811-07143

T. Rowe Price Financial Services Fund, Inc. 333-09551/811-07749

T. Rowe Price Fixed Income Series, Inc. 033-52749/811-07153

T. Rowe Price Floating Rate Fund, Inc. 333-174605/811-22557

T. Rowe Price Global Allocation Fund, Inc. 333-187446/811-22810

T. Rowe Price Global Multi-Sector Bond Fund, Inc. 333-154155/811-22243

T. Rowe Price Global Real Estate Fund, Inc. 333-153130/811-22218

T. Rowe Price Global Technology Fund, Inc. 333-40086/811-09995

T. Rowe Price GNMA Fund, Inc. 033-01041/811-4441

T. Rowe Price Government Money Fund, Inc. 002-54926/811-2603

T. Rowe Price Growth & Income Fund, Inc. 002-79190/811-3566

T. Rowe Price Growth Stock Fund, Inc. 002-10780/811-579

T. Rowe Price Health Sciences Fund, Inc. 033-63759/811-07381

T. Rowe Price High Yield Fund, Inc. 002-93707/811-4119

T. Rowe Price Index Trust, Inc. 033-32859/811-5986

T. Rowe Price Inflation Protected Bond Fund, Inc. 333-99241/811-21185

T. Rowe Price Institutional Equity Funds, Inc. 333-04753/811-07639

T. Rowe Price Institutional Income Funds, Inc. 333-84634/811-21055

T. Rowe Price Institutional International Funds, Inc. 033-29697/811-5833

T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc. 333-196145/811-22968

T. Rowe Price International Funds, Inc. 002-65539/811-2958

T. Rowe Price International Index Fund, Inc. 333-44964/811-10063

T. Rowe Price International Series, Inc. 033-52171/811-07145

T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc. 333-136805/811-21919

T. Rowe Price Media & Telecommunications Fund, Inc. 333-27963/811-07075

T. Rowe Price Mid-Cap Growth Fund, Inc. 033-47806/811-6665

T. Rowe Price Mid-Cap Value Fund, Inc. 333-02993/811-07605

T. Rowe Price Multi-Sector Account Portfolios, Inc. 333-178660/811-22620

T. Rowe Price Multi-Strategy Total Return Fund, Inc. 333-218649/ 811-23261

T. Rowe Price New America Growth Fund, Inc. 002-99122/811-4358

T. Rowe Price New Era Fund, Inc. 002-29866/811-1710

T. Rowe Price New Horizons Fund, Inc. 002-18099/811-958

T. Rowe Price New Income Fund, Inc. 002-48848/811-2396

T. Rowe Price Personal Strategy Funds, Inc. 033-53675/811-07173

T. Rowe Price Quantitative Management Funds, Inc. 333-26323/811-08203

T. Rowe Price Real Assets Fund, Inc. 333-166395/811-22410

T. Rowe Price Real Estate Fund, Inc. 333-36137/811-08371

T. Rowe Price Reserve Investment Funds, Inc. 811-08279

T. Rowe Price Retirement Funds, Inc. 333-92380/811-21149

T. Rowe Price Science & Technology Fund, Inc. 033-16567/811-5299

T. Rowe Price Short-Term Bond Fund, Inc. 002-87568/811-3894

T. Rowe Price Small-Cap Stock Fund, Inc. 002-12171/811-696

T. Rowe Price Small-Cap Value Fund, Inc. 002-43237/811-2215

T. Rowe Price Spectrum Fund, Inc. 033-10992/811-4998

T. Rowe Price State Tax-Free Funds, Inc. 033-06533/811-4521

T. Rowe Price Summit Funds, Inc. 033-50319/811-7093

T. Rowe Price Summit Municipal Funds, Inc. 033-50321/811-7095

T. Rowe Price Tax-Efficient Funds, Inc. 333-26441/811-08207

T. Rowe Price Tax-Exempt Money Fund, Inc. 002-67029/811-3055

T. Rowe Price Tax-Free High Yield Fund, Inc. 002-94641/811-4163

T. Rowe Price Tax-Free Income Fund, Inc. 002-57265/811-2684

T. Rowe Price Tax-Free Short-Intermediate Fund, Inc. 002-87059/811-3872

T. Rowe Price Total Return Fund, Inc. 333-213574/811-23180

T. Rowe Price U.S. Bond Enhanced Index Fund, Inc. 333-45018/811-10093

T. Rowe Price U.S. Large-Cap Core Fund, Inc. 333-158764/811-22293

T. Rowe Price U.S. Treasury Funds, Inc. 033-30531/811-5860

T. Rowe Price Value Fund, Inc. 033-54963/811-07209

  Each a “Registrant,” and together, the “Registrants”

Dear Mr. O’Connor:

The following is in response to your comments provided on March 29, 2018 regarding the preliminary proxy statement and accompanying materials filed pursuant to the provisions of Section 20(a) of the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities and Exchange Act of 1934 on March 23, 2018, on behalf of the Registrants listed above and each of their underlying series and classes (the “Proxy Statement”). Your comments and our responses are set forth below. As indicated below, our responses will be reflected in the definitive proxy statement filing.

Comment: Please confirm to us by correspondence that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through item 22(b)(11) of Schedule 14A.

Response: We confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are currently pending.

Comment: Has all of the information required by Item 22(b)(4)(i) of Schedule 14A been provided for all of the independent directors and their immediate family members?

Response: We confirm that all of the information required by Item 22(b)(4)(i) of Schedule 14A has been provided for all of the independent directors and their immediate family members.

Comment: For all directors or nominees who are “interested persons” of the Fund, within the meaning of section 2(a)(19) of the Investment Company Act (“Interested Persons”), describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Fund or indicate in your correspondence that there are none. See Item 22(b)(2) of Schedule 14A.

Response: We confirm that all of the information required by Item 22(b)(2) of Schedule 14A has been provided for all of the independent directors.

Comment: Please provide all of the information required by Item 22(b)(6) of Schedule 14A with respect to the independent directors and their immediate families or indicate in your correspondence that this item does not apply.

Response: We confirm that all of the information required by Item 22(b)(6) of Schedule 14A has been provided for all of the independent directors and their immediate family members.

Comment: Please provide the information required by Items 22(b)(7) through (10) of Schedule 14A for directors and nominees and their immediate family members who are not interested persons or indicate to us in your correspondence that these items do not apply.

Response: We confirm that all of the information required by Item 22(b)(7) through (9) of Schedule 14A has been disclosed in the proxy statement for directors and nominees and their immediate family members who are not interested persons. We note that Item 22(b)(10) of Schedule 14A does not apply.

Comment: With respect to the proposed commodities policy included in Proposal No. 3, please disclose whether management believes that there would be any changes in the Funds’ risks created by the new policy.

Response: We do not believe that there would be any changes in the Funds’ risks created by the new commodity policy. As such, we have revised the disclosure as follows (new language underlined):

T. Rowe Price does not anticipate any immediate changes to the manner in which any of the T. Rowe Price Funds are managed, or any of the Funds’ overall risk profiles, as a result of this change.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.